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                               September 10, 2020

       Trevor Bezdek
       Co-Chief Executive Officer
       GoodRx Holdings, Inc.
       233 Wilshire Blvd., Suite 990
       Santa Monica, CA 90401

                                                        Re: GoodRx Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 28,
2020
                                                            File No. 333-248465

       Dear Mr. Bezdek:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed August 28, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Critical Accounting Policies and Estimates
       Stock-Based Compensation , page 107

   1. We note when determining the fair value of your common stock, your Board of Directors received assistance
from an independent third-party valuation firm. Please clarify whether or not a
contemporaneous valuation was performed by this valuation specialist. While you are not required to
make reference to this third party, when you do you should also disclose the name of
this expert and include the consent of the expert as an exhibit to your
                                                        Form S-1.
   2. Please disclose the total fair value of all vested and unvested options and restricted shares
 Trevor Bezdek
GoodRx Holdings, Inc.
September 10, 2020
Page 2
      outstanding as of the most recent balance sheet date. With respect to your valuation of options granted during 2020, please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameTrevor Bezdek
                                                            Division of
Corporation Finance
Comapany NameGoodRx Holdings, Inc.
                                                            Office of
Technology
September 10, 2020 Page 2
cc:       Benjamin J. Cohen
FirstName LastName